Filed Pursuant to Rule 433

Registration Statement No.

333-222047-01

Dated March 12, 2018

Southwest Gas Corporation

$300,000,000 3.70 % SENIOR NOTES DUE 2028

Final Term Sheet

March 12, 2018

Issuer:	Southwest Gas Corporation

Title of Securities:	3.70% Senior Notes due 2028

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings[1]:	A3 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by Standard & Poor’s Ratings Services A (stable) by Fitch Ratings Ltd.

Format:	Registered with the Securities and Exchange Commission

Trade Date:	March 12, 2018

Settlement Date (T+3):	March 15, 2018

Maturity Date:	April 1, 2028

Aggregate Principal Amount Offered:	$300,000,000

Net Proceeds:	$297,495,000 (after underwriting discount and before an estimated $775,000 of offering expenses)

Benchmark Treasury:	2.75% due February 15, 2028

Benchmark Treasury Yield:	2.872%

Spread to Benchmark:	T+85 basis points

Re-offer Yield:	3.722%

Coupon:	3.70% per annum

Price to the Public (Issue Price):	99.815%

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, beginning on October 1, 2018

Redemption Provisions:	At any time prior to January 1, 2028, at a discount rate of Treasury rate plus 15 basis points; and on or after January 1, 2028, 100% of the principal amount plus accrued and unpaid interest to the redemption date

CUSIP / ISIN:	845011 AA3/ US845011AA37

Minimum Denomination:	$2,000, and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	TD Securities (USA) LLC Blaylock Van, LLC Samuel A. Ramirez & Company, Inc.

[1]	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement on December 13, 2017 (including a prospectus dated December 13, 2017) and a preliminary prospectus supplement, dated March 12, 2018 (the “Preliminary Prospectus Supplement”), with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. These documents are publicly available by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling KeyBanc Capital Markets Inc. toll free at (866) 227-6479, MUFG Securities Americas Inc. toll free at (877) 649-6848 or U.S. Bancorp Investments, Inc. toll free at (877) 558-2607.